[Telemig Celular logo]

                                CONSOLIDATED FORM
 Management and Related Persons' Negotiation of Securities Issued by the Company
                     Article 11 - CVM Instruction # 358/2002

In September 2004, the only operations with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002 (1):

-------------------------------------------------------------------------------------------------------------------------
Company Name: TELEMIG CELULAR PARTICIPACOES S.A.
-------------------------------------------------------------------------------------------------------------------------
  Group and                  ( X )                       ( )                  ( )                       ( )
   Related             Board of Directors             Management        Audit Committee      Technical and Consulting
   Persons                                                                                          Committees

-------------------------------------------------------------------------------------------------------------------------
                                                     Initial Balance
-------------------------------------------------------------------------------------------------------------------------
 Securities                                                                                              %
     /                       Securities Characteristics (2)                   Quantity   --------------------------------
 Derivatives                                                                                Same Class        Total
                                                                                             and Type
-------------------------------------------------------------------------------------------------------------------------
    Shares                               Common                                19,913            0              0
-------------------------------------------------------------------------------------------------------------------------
    Shares                             Preferred                               1,660             0              0
-------------------------------------------------------------------------------------------------------------------------
                                                 Operations in the Month
-------------------------------------------------------------------------------------------------------------------------

 Securities /         Stock                                                                                 Volume
 Derivatives   Characteristics (2)      Intermediary   Operation    Day       Quantity        Price        (R$) (3)
-------------------------------------------------------------------------------------------------------------------------
    Shares            Common                0          Buy           0                                         0
-------------------------------------------------------------------------------------------------------------------------
                                                       Sell
-------------------------------------------------------------------------------------------------------------------------
                                                      Final Balance
-------------------------------------------------------------------------------------------------------------------------
 Securities                                                                                              %
     /                       Securities Characteristics (2)                   Quantity   --------------------------------
 Derivatives                                                                                Same Class        Total
                                                                                             and Type
-------------------------------------------------------------------------------------------------------------------------
    Shares                               Common                                19,913            0              0
-------------------------------------------------------------------------------------------------------------------------
    Shares                             Preferred                               1,660             0              0
-------------------------------------------------------------------------------------------------------------------------

(1) When filing in the form, delete the lines that do not have any information.
(2) Issue/Series, convertibility, simple, term, guaranties, type/class, among others.
(3) Quantity multiplied by price

Note: These consolidated data must have information by group: Directors, Management (which have not been included in the Board of Directors), among others.

                             [Telemig Celular logo]

                                CONSOLIDATED FORM
 Management and Related Persons' Negotiation of Securities Issued by the Company
                     Article 11 - CVM Instruction # 358/2002

In September 2004, the only operations with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002 (1):

-------------------------------------------------------------------------------------------------------------------------
Parent Company Name: TELPART PARTICIPACOES S.A.
-------------------------------------------------------------------------------------------------------------------------
  Group and                  ( X )                       ( )                  ( )                       ( )
   Related             Board of Directors             Management        Audit Committee      Technical and Consulting
   Persons                                                                                          Committees

-------------------------------------------------------------------------------------------------------------------------
                                                     Initial Balance
-------------------------------------------------------------------------------------------------------------------------
 Securities                                                                                              %
     /                       Securities Characteristics (2)                   Quantity   --------------------------------
 Derivatives                                                                                Same Class        Total
                                                                                             and Type
-------------------------------------------------------------------------------------------------------------------------
    Shares                               Common                                  53              0              0
-------------------------------------------------------------------------------------------------------------------------
    Shares                             Preferred                                  0              0              0
-------------------------------------------------------------------------------------------------------------------------
                                                 Operations in the Month
-------------------------------------------------------------------------------------------------------------------------

 Securities /         Stock                                                                                 Volume
 Derivatives   Characteristics (2)      Intermediary   Operation    Day       Quantity        Price        (R$) (3)
-------------------------------------------------------------------------------------------------------------------------
     0                  0                    0          Buy          0          0               0              0
-------------------------------------------------------------------------------------------------------------------------
                                                        Sell
-------------------------------------------------------------------------------------------------------------------------
                                                      Final Balance
-------------------------------------------------------------------------------------------------------------------------
 Securities                                                                                              %
     /                       Securities Characteristics (2)                   Quantity   --------------------------------
 Derivatives                                                                                Same Class        Total
                                                                                             and Type
-------------------------------------------------------------------------------------------------------------------------
    Shares                               Common                                  53              0              0
-------------------------------------------------------------------------------------------------------------------------
    Shares                             Preferred                                  0              0              0
-------------------------------------------------------------------------------------------------------------------------

(1) When filing in the form, delete the lines that do not have any information.
(2) Issue/Series, convertibility, simple, term, guaranties, type/class, among others.
(3) Quantity multiplied by price

Note: These consolidated data must have information by group: Directors, Management (which have not been included in the Board of Directors), among others.

                             [Telemig Celular logo]

                                CONSOLIDATED FORM
 Management and Related Persons' Negotiation of Securities Issued by the Company
                     Article 11 - CVM Instruction # 358/2002

In September 2004, the only operations with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002 (1):

-------------------------------------------------------------------------------------------------------------------------
Subsidiary Company Name: TELEMIG CELULAR S.A.
-------------------------------------------------------------------------------------------------------------------------
  Group and                  ( X )                       ( )                  ( )                       ( )
   Related             Board of Directors             Management        Audit Committee      Technical and Consulting
   Persons                                                                                          Committees

-------------------------------------------------------------------------------------------------------------------------
                                                     Initial Balance
-------------------------------------------------------------------------------------------------------------------------
 Securities                                                                                              %
     /                       Securities Characteristics (2)                   Quantity   --------------------------------
 Derivatives                                                                                Same Class        Total
                                                                                             and Type
-------------------------------------------------------------------------------------------------------------------------
    Shares                               Common                                   7              0              0
-------------------------------------------------------------------------------------------------------------------------
    Shares                             Preferred C                                0              0              0
-------------------------------------------------------------------------------------------------------------------------
                                                 Operations in the Month
-------------------------------------------------------------------------------------------------------------------------

 Securities /         Stock                                                                                 Volume
 Derivatives   Characteristics (2)      Intermediary   Operation    Day       Quantity        Price        (R$) (3)
-------------------------------------------------------------------------------------------------------------------------
     0                  0                     0          Buy           0        0               0                  0
-------------------------------------------------------------------------------------------------------------------------
                                                         Sell
-------------------------------------------------------------------------------------------------------------------------
                                                      Final Balance
-------------------------------------------------------------------------------------------------------------------------
 Securities                                                                                              %
     /                       Securities Characteristics (2)                   Quantity   --------------------------------
 Derivatives                                                                                Same Class        Total
                                                                                             and Type
-------------------------------------------------------------------------------------------------------------------------
    Shares                               Common                                   7              0              0
-------------------------------------------------------------------------------------------------------------------------
    Shares                             Preferred C                                0              0              0
-------------------------------------------------------------------------------------------------------------------------

(1) When filing in the form, delete the lines that do not have any information.
(2) Issue/Series, convertibility, simple, term, guaranties, type/class, among others.
(3) Quantity multiplied by price

Note: These consolidated data must have information by group: Directors, Management (which have not been included in the Board of Directors), among others.

                             [Telemig Celular logo]

                                CONSOLIDATED FORM
 Management and Related Persons' Negotiation of Securities Issued by the Company
                     Article 11 - CVM Instruction # 358/2002

In September 2004, the only operations with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002 (1):

-------------------------------------------------------------------------------------------------------------------------
Company Name: TELEMIG CELULAR PARTICIPACOES S.A.
-------------------------------------------------------------------------------------------------------------------------
  Group and                   ( )                       ( X )                 ( )                       ( )
   Related             Board of Directors             Management        Audit Committee      Technical and Consulting
   Persons                                                                                          Committees

-------------------------------------------------------------------------------------------------------------------------
                                                     Initial Balance
-------------------------------------------------------------------------------------------------------------------------
 Securities                                                                                              %
     /                       Securities Characteristics (2)                   Quantity   --------------------------------
 Derivatives                                                                                Same Class        Total
                                                                                             and Type
-------------------------------------------------------------------------------------------------------------------------
    Shares                               Common                                20,451            0              0
-------------------------------------------------------------------------------------------------------------------------
    Shares                             Preferred                               11,318            0              0
-------------------------------------------------------------------------------------------------------------------------
                                                 Operations in the Month
-------------------------------------------------------------------------------------------------------------------------

 Securities /         Stock                                                                                 Volume
 Derivatives   Characteristics (2)      Intermediary   Operation    Day       Quantity        Price        (R$) (3)
-------------------------------------------------------------------------------------------------------------------------
     0                  0                     0          Buy         0          0               0              0
-------------------------------------------------------------------------------------------------------------------------
                                                         Sell
-------------------------------------------------------------------------------------------------------------------------
                                                      Final Balance
-------------------------------------------------------------------------------------------------------------------------
 Securities                                                                                              %
     /                       Securities Characteristics (2)                   Quantity   --------------------------------
 Derivatives                                                                                Same Class        Total
                                                                                             and Type
-------------------------------------------------------------------------------------------------------------------------
    Shares                               Common                                20,451            0              0
-------------------------------------------------------------------------------------------------------------------------
    Shares                             Preferred                               11,318            0              0
-------------------------------------------------------------------------------------------------------------------------

(1) When filing in the form, delete the lines that do not have any information.
(2) Issue/Series, convertibility, simple, term, guaranties, type/class, among others.
(3) Quantity multiplied by price

Note: These consolidated data must have information by group: Directors, Management (which have not been included in the Board of Directors), among others.

                             [Telemig Celular logo]

                                CONSOLIDATED FORM
 Management and Related Persons' Negotiation of Securities Issued by the Company
                     Article 11 - CVM Instruction # 358/2002

In September 2004, the only operations with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002 (1):

-------------------------------------------------------------------------------------------------------------------------
Parent Company Name: TELPART PARTICIPACOES S.A.
-------------------------------------------------------------------------------------------------------------------------
  Group and                   ( )                       ( X )                 ( )                       ( )
   Related             Board of Directors             Management        Audit Committee      Technical and Consulting
   Persons                                                                                          Committees

-------------------------------------------------------------------------------------------------------------------------
                                                     Initial Balance
-------------------------------------------------------------------------------------------------------------------------
 Securities                                                                                              %
     /                       Securities Characteristics (2)                   Quantity   --------------------------------
 Derivatives                                                                                Same Class        Total
                                                                                             and Type
-------------------------------------------------------------------------------------------------------------------------
    Shares                               Common                                   0              0              0
-------------------------------------------------------------------------------------------------------------------------
    Shares                             Preferred                                  0              0              0
-------------------------------------------------------------------------------------------------------------------------
                                                 Operations in the Month
-------------------------------------------------------------------------------------------------------------------------

 Securities /         Stock                                                                                 Volume
 Derivatives   Characteristics (2)      Intermediary   Operation    Day       Quantity        Price        (R$) (3)
-------------------------------------------------------------------------------------------------------------------------
     0                  0                     0          Buy           0        0               0              0
-------------------------------------------------------------------------------------------------------------------------
                                                         Sell
-------------------------------------------------------------------------------------------------------------------------
                                                      Final Balance
-------------------------------------------------------------------------------------------------------------------------
 Securities                                                                                              %
     /                       Securities Characteristics (2)                   Quantity   --------------------------------
 Derivatives                                                                                Same Class        Total
                                                                                             and Type
-------------------------------------------------------------------------------------------------------------------------
    Shares                               Common                                   0              0              0
-------------------------------------------------------------------------------------------------------------------------
    Shares                             Preferred                                  0              0              0
-------------------------------------------------------------------------------------------------------------------------

(1) When filing in the form, delete the lines that do not have any information.
(2) Issue/Series, convertibility, simple, term, guaranties, type/class, among others.
(3) Quantity multiplied by price

Note: These consolidated data must have information by group: Directors, Management (which have not been included in the Board of Directors), among others.

                             [Telemig Celular logo]

                                CONSOLIDATED FORM
 Management and Related Persons' Negotiation of Securities Issued by the Company
                     Article 11 - CVM Instruction # 358/2002

In September 2004, the only operations with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002 (1):

-------------------------------------------------------------------------------------------------------------------------
Subsidiary Company Name: TELEMIG CELULAR S.A.
-------------------------------------------------------------------------------------------------------------------------
  Group and                   ( )                       ( X )                 ( )                       ( )
   Related             Board of Directors             Management        Audit Committee      Technical and Consulting
   Persons                                                                                          Committees

-------------------------------------------------------------------------------------------------------------------------
                                                     Initial Balance
-------------------------------------------------------------------------------------------------------------------------
 Securities                                                                                              %
     /                       Securities Characteristics (2)                   Quantity   --------------------------------
 Derivatives                                                                                Same Class        Total
                                                                                             and Type
-------------------------------------------------------------------------------------------------------------------------
    Shares                               Common                                   0              0              0
-------------------------------------------------------------------------------------------------------------------------
    Shares                             Preferred A                                0              0              0
-------------------------------------------------------------------------------------------------------------------------
                                                 Operations in the Month
-------------------------------------------------------------------------------------------------------------------------

 Securities /         Stock                                                                                 Volume
 Derivatives   Characteristics (2)      Intermediary   Operation    Day       Quantity        Price        (R$) (3)
-------------------------------------------------------------------------------------------------------------------------
     0                  0                     0          Buy           0        0               0              0
-------------------------------------------------------------------------------------------------------------------------
                                                         Sell
-------------------------------------------------------------------------------------------------------------------------
                                                      Final Balance
-------------------------------------------------------------------------------------------------------------------------
 Securities                                                                                              %
     /                       Securities Characteristics (2)                   Quantity   --------------------------------
 Derivatives                                                                                Same Class        Total
                                                                                             and Type
-------------------------------------------------------------------------------------------------------------------------
    Shares                               Common                                   0              0              0
-------------------------------------------------------------------------------------------------------------------------
    Shares                             Preferred A                                0              0              0
-------------------------------------------------------------------------------------------------------------------------

(1) When filing in the form, delete the lines that do not have any information.
(2) Issue/Series, convertibility, simple, term, guaranties, type/class, among others.
(3) Quantity multiplied by price

Note: These consolidated data must have information by group: Directors, Management (which have not been included in the Board of Directors), among others.

                             [Telemig Celular logo]

                                CONSOLIDATED FORM
 Management and Related Persons' Negotiation of Securities Issued by the Company
                     Article 11 - CVM Instruction # 358/2002

In September 2004, the only operations with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002 (1):

-------------------------------------------------------------------------------------------------------------------------
Company Name: TELEMIG CELULAR PARTICIPACOES S.A.
-------------------------------------------------------------------------------------------------------------------------
  Group and                   ( )                        ( )                 ( X )                      ( )
   Related             Board of Directors             Management        Audit Committee      Technical and Consulting
   Persons                                                                                          Committees

-------------------------------------------------------------------------------------------------------------------------
                                                     Initial Balance
-------------------------------------------------------------------------------------------------------------------------
 Securities                                                                                              %
     /                       Securities Characteristics (2)                   Quantity   --------------------------------
 Derivatives                                                                                Same Class        Total
                                                                                             and Type
-------------------------------------------------------------------------------------------------------------------------
    Shares                               Common                                 6,140            0              0
-------------------------------------------------------------------------------------------------------------------------
    Shares                             Preferred                                6,142            0              0
-------------------------------------------------------------------------------------------------------------------------
                                                 Operations in the Month
-------------------------------------------------------------------------------------------------------------------------

 Securities /         Stock                                                                                 Volume
 Derivatives   Characteristics (2)      Intermediary   Operation    Day       Quantity        Price        (R$) (3)
-------------------------------------------------------------------------------------------------------------------------
     0                  0                     0          Buy           0        0               0              0
-------------------------------------------------------------------------------------------------------------------------
                                                         Sell
-------------------------------------------------------------------------------------------------------------------------
                                                      Final Balance
-------------------------------------------------------------------------------------------------------------------------
 Securities                                                                                              %
     /                       Securities Characteristics (2)                   Quantity   --------------------------------
 Derivatives                                                                                Same Class        Total
                                                                                             and Type
-------------------------------------------------------------------------------------------------------------------------
    Shares                               Common                                 6,140            0              0
-------------------------------------------------------------------------------------------------------------------------
    Shares                             Preferred                                6,142            0              0
-------------------------------------------------------------------------------------------------------------------------

(1) When filing in the form, delete the lines that do not have any information.
(2) Issue/Series, convertibility, simple, term, guaranties, type/class, among others.
(3) Quantity multiplied by price

Note: These consolidated data must have information by group: Directors, Management (which have not been included in the Board of Directors), among others.

                             [Telemig Celular logo]

                                CONSOLIDATED FORM
 Management and Related Persons' Negotiation of Securities Issued by the Company
                     Article 11 - CVM Instruction # 358/2002

In September 2004, the only operations with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002 (1):

-------------------------------------------------------------------------------------------------------------------------
Parent Company Name: TELPART PARTICIPACOES S.A.
-------------------------------------------------------------------------------------------------------------------------
  Group and                   ( )                        ( )                 ( X )                      ( )
   Related             Board of Directors             Management        Audit Committee      Technical and Consulting
   Persons                                                                                          Committees

-------------------------------------------------------------------------------------------------------------------------
                                                     Initial Balance
-------------------------------------------------------------------------------------------------------------------------
 Securities                                                                                              %
     /                       Securities Characteristics (2)                   Quantity   --------------------------------
 Derivatives                                                                                Same Class        Total
                                                                                             and Type
-------------------------------------------------------------------------------------------------------------------------
    Shares                               Common                                   0              0              0
-------------------------------------------------------------------------------------------------------------------------
    Shares                             Preferred                                  0              0              0
-------------------------------------------------------------------------------------------------------------------------
                                                 Operations in the Month
-------------------------------------------------------------------------------------------------------------------------

 Securities /         Stock                                                                                 Volume
 Derivatives   Characteristics (2)      Intermediary   Operation    Day       Quantity        Price        (R$) (3)
-------------------------------------------------------------------------------------------------------------------------
     0                  0                     0          Buy         0            0              0             0
-------------------------------------------------------------------------------------------------------------------------
                                                         Sell
-------------------------------------------------------------------------------------------------------------------------
                                                      Final Balance
-------------------------------------------------------------------------------------------------------------------------
 Securities                                                                                              %
     /                       Securities Characteristics (2)                   Quantity   --------------------------------
 Derivatives                                                                                Same Class        Total
                                                                                             and Type
-------------------------------------------------------------------------------------------------------------------------
    Shares                               Common                                   0              0              0
-------------------------------------------------------------------------------------------------------------------------
    Shares                             Preferred                                  0              0              0
-------------------------------------------------------------------------------------------------------------------------

(1) When filing in the form, delete the lines that do not have any information.
(2) Issue/Series, convertibility, simple, term, guaranties, type/class, among others.
(3) Quantity multiplied by price

Note: These consolidated data must have information by group: Directors, Management (which have not been included in the Board of Directors), among others.

                             [Telemig Celular logo]

                                CONSOLIDATED FORM
 Management and Related Persons' Negotiation of Securities Issued by the Company
                     Article 11 - CVM Instruction # 358/2002

In September 2004, the only operations with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002 (1):

-------------------------------------------------------------------------------------------------------------------------
Subsidiary Company Name: TELEMIG CELULAR S.A.
-------------------------------------------------------------------------------------------------------------------------
  Group and                   ( )                        ( )                 ( X )                      ( )
   Related             Board of Directors             Management        Audit Committee      Technical and Consulting
   Persons                                                                                          Committees

-------------------------------------------------------------------------------------------------------------------------
                                                     Initial Balance
-------------------------------------------------------------------------------------------------------------------------
 Securities                                                                                              %
     /                       Securities Characteristics (2)                   Quantity   --------------------------------
 Derivatives                                                                                Same Class        Total
                                                                                             and Type
-------------------------------------------------------------------------------------------------------------------------
    Shares                               Common                                   0              0              0
-------------------------------------------------------------------------------------------------------------------------
    Shares                             Preferred                                  0              0              0
-------------------------------------------------------------------------------------------------------------------------
                                                 Operations in the Month
-------------------------------------------------------------------------------------------------------------------------

 Securities /         Stock                                                                                 Volume
 Derivatives   Characteristics (2)      Intermediary   Operation    Day       Quantity        Price        (R$) (3)
-------------------------------------------------------------------------------------------------------------------------
     0                  0                     0          Buy         0          0               0               0
-------------------------------------------------------------------------------------------------------------------------
                                                         Sell
-------------------------------------------------------------------------------------------------------------------------
                                                      Final Balance
-------------------------------------------------------------------------------------------------------------------------
 Securities                                                                                              %
     /                       Securities Characteristics (2)                   Quantity   --------------------------------
 Derivatives                                                                                Same Class        Total
                                                                                             and Type
-------------------------------------------------------------------------------------------------------------------------
    Shares                               Common                                   0              0              0
-------------------------------------------------------------------------------------------------------------------------
    Shares                             Preferred                                  0              0              0
-------------------------------------------------------------------------------------------------------------------------

(1) When filing in the form, delete the lines that do not have any information.
(2) Issue/Series, convertibility, simple, term, guaranties, type/class, among others.
(3) Quantity multiplied by price

Note: These consolidated data must have information by group: Directors, Management (which have not been included in the Board of Directors), among others.

                             [Telemig Celular logo]

                                CONSOLIDATED FORM
 Management and Related Persons' Negotiation of Securities Issued by the Company
                     Article 11 - CVM Instruction # 358/2002

In September 2004, the only operations with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002 (1):

-------------------------------------------------------------------------------------------------------------------------
Company Name: TELEMIG CELULAR PARTICIPACOES S.A.
-------------------------------------------------------------------------------------------------------------------------
  Group and                   ( )                        ( )                  ( )                      ( X )
   Related             Board of Directors             Management        Audit Committee      Technical and Consulting
   Persons                                                                                          Committees

-------------------------------------------------------------------------------------------------------------------------
                                                     Initial Balance
-------------------------------------------------------------------------------------------------------------------------
 Securities                                                                                              %
     /                       Securities Characteristics (2)                   Quantity   --------------------------------
 Derivatives                                                                                Same Class        Total
                                                                                             and Type
-------------------------------------------------------------------------------------------------------------------------
    Shares                               Common                                   0              0              0
-------------------------------------------------------------------------------------------------------------------------
    Shares                             Preferred                                  0              0              0
-------------------------------------------------------------------------------------------------------------------------
                                                 Operations in the Month
-------------------------------------------------------------------------------------------------------------------------

 Securities /         Stock                                                                                 Volume
 Derivatives   Characteristics (2)      Intermediary   Operation    Day       Quantity        Price        (R$) (3)
-------------------------------------------------------------------------------------------------------------------------
     0                  0                     0          Buy         0            0              0              0
-------------------------------------------------------------------------------------------------------------------------
                                                         Sell
-------------------------------------------------------------------------------------------------------------------------
                                                      Final Balance
-------------------------------------------------------------------------------------------------------------------------
 Securities                                                                                              %
     /                       Securities Characteristics (2)                   Quantity   --------------------------------
 Derivatives                                                                                Same Class        Total
                                                                                             and Type
-------------------------------------------------------------------------------------------------------------------------
    Shares                               Common                                   0              0              0
-------------------------------------------------------------------------------------------------------------------------
    Shares                             Preferred                                  0              0              0
-------------------------------------------------------------------------------------------------------------------------

(1) When filing in the form, delete the lines that do not have any information.
(2) Issue/Series, convertibility, simple, term, guaranties, type/class, among others.
(3) Quantity multiplied by price

Note: These consolidated data must have information by group: Directors, Management (which have not been included in the Board of Directors), among others.

                             [Telemig Celular logo]

                                CONSOLIDATED FORM
 Management and Related Persons' Negotiation of Securities Issued by the Company
                     Article 11 - CVM Instruction # 358/2002

In September 2004, the only operations with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002 (1):

-------------------------------------------------------------------------------------------------------------------------
Parent Company Name: TELPART PARTICIPACOES S.A.
-------------------------------------------------------------------------------------------------------------------------
  Group and                   ( )                        ( )                  ( )                      ( X )
   Related             Board of Directors             Management        Audit Committee      Technical and Consulting
   Persons                                                                                          Committees

-------------------------------------------------------------------------------------------------------------------------
                                                     Initial Balance
-------------------------------------------------------------------------------------------------------------------------
 Securities                                                                                              %
     /                       Securities Characteristics (2)                   Quantity   --------------------------------
 Derivatives                                                                                Same Class        Total
                                                                                             and Type
-------------------------------------------------------------------------------------------------------------------------
    Shares                               Common                                   0              0              0
-------------------------------------------------------------------------------------------------------------------------
    Shares                             Preferred                                  0              0              0
-------------------------------------------------------------------------------------------------------------------------
                                                 Operations in the Month
-------------------------------------------------------------------------------------------------------------------------

 Securities /         Stock                                                                                 Volume
 Derivatives   Characteristics (2)      Intermediary   Operation    Day       Quantity        Price        (R$) (3)
-------------------------------------------------------------------------------------------------------------------------
     0                  0                     0          Buy         0            0               0             0
-------------------------------------------------------------------------------------------------------------------------
                                                         Sell
-------------------------------------------------------------------------------------------------------------------------
                                                      Final Balance
-------------------------------------------------------------------------------------------------------------------------
 Securities                                                                                              %
     /                       Securities Characteristics (2)                   Quantity   --------------------------------
 Derivatives                                                                                Same Class        Total
                                                                                             and Type
-------------------------------------------------------------------------------------------------------------------------
    Shares                               Common                                   0              0              0
-------------------------------------------------------------------------------------------------------------------------
    Shares                             Preferred                                  0              0              0
-------------------------------------------------------------------------------------------------------------------------

(1) When filing in the form, delete the lines that do not have any information.
(2) Issue/Series, convertibility, simple, term, guaranties, type/class, among others.
(3) Quantity multiplied by price

Note: These consolidated data must have information by group: Directors, Management (which have not been included in the Board of Directors), among others.

                             [Telemig Celular logo]

                                CONSOLIDATED FORM
 Management and Related Persons' Negotiation of Securities Issued by the Company
                     Article 11 - CVM Instruction # 358/2002

In September 2004, the only operations with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002 (1):

-------------------------------------------------------------------------------------------------------------------------
Subsidiary Company Name: TELEMIG CELULAR S.A.
-------------------------------------------------------------------------------------------------------------------------
  Group and                   ( )                        ( )                  ( )                      ( X )
   Related             Board of Directors             Management        Audit Committee      Technical and Consulting
   Persons                                                                                          Committees

-------------------------------------------------------------------------------------------------------------------------
                                                     Initial Balance
-------------------------------------------------------------------------------------------------------------------------
 Securities                                                                                              %
     /                       Securities Characteristics (2)                   Quantity   --------------------------------
 Derivatives                                                                                Same Class        Total
                                                                                             and Type
-------------------------------------------------------------------------------------------------------------------------
    Shares                               Common                                   0              0              0
-------------------------------------------------------------------------------------------------------------------------
    Shares                             Preferred                                  0              0              0
-------------------------------------------------------------------------------------------------------------------------
                                                 Operations in the Month
-------------------------------------------------------------------------------------------------------------------------

 Securities /         Stock                                                                                 Volume
 Derivatives   Characteristics (2)      Intermediary   Operation    Day       Quantity        Price        (R$) (3)
-------------------------------------------------------------------------------------------------------------------------
     0                  0                     0          Buy         0            0              0             0

-------------------------------------------------------------------------------------------------------------------------
                                                         Sell
-------------------------------------------------------------------------------------------------------------------------
                                                      Final Balance
-------------------------------------------------------------------------------------------------------------------------
 Securities                                                                                              %
     /                       Securities Characteristics (2)                   Quantity   --------------------------------
 Derivatives                                                                                Same Class        Total
                                                                                             and Type
-------------------------------------------------------------------------------------------------------------------------
    Shares                               Common                                   0              0              0
-------------------------------------------------------------------------------------------------------------------------
    Shares                             Preferred                                  0              0              0
-------------------------------------------------------------------------------------------------------------------------

(1) When filing in the form, delete the lines that do not have any information.
(2) Issue/Series, convertibility, simple, term, guaranties, type/class, among others.
(3) Quantity multiplied by price

Note: These consolidated data must have information by group: Directors, Management (which have not been included in the Board of Directors), among others.